Exhibit 99.1

Canopy Growth announces multi-year extraction agreement with Victoria-based HollyWeed North Cannabis Inc.

SMITHS FALLS, ON and VICTORIA, BC, March 20, 2019 /CNW/ - Canopy Growth Corporation (TSX: WEED) (NYSE: CGC) ("Canopy Growth" or the "Company") and HollyWeed Manufacturing & Extracts Inc. are pleased to announce today they have entered into a multi-year processing and extraction agreement. HollyWeed North Cannabis Inc., the parent company of HollyWeed Manufacturing & Extracts Inc., is a female-led, LGBTQ2-positive company based in British Columbia that operates several subsidiaries specializing in the growth, manufacturing, licensing, and production of cannabis and other pharmaceutical grade products.

Under the terms of the two-year agreement, HollyWeed Manufacturing & Extracts Inc. will process dried cannabis provided by Canopy Growth, in their advanced manufacturing facility in Victoria and will return the high-quality oil and resin back to the Company. The increased supply of this contracted extraction throughput adds to the Company's in-house capacity and supports Canopy Growth with additional throughput as it brings a suite of new products to the market later this calendar year. The extraction services provided by HollyWeed will build on the Company's own in-house manufacturing and production based in Smiths Falls, Ontario and will extend Canopy Growth's production commitment in British Columbia, where it currently has more than three million square feet of fully operational grow space located in Delta and Aldergrove.

"This is an opportunity for Canopy Growth to build a strong partnership with another high-quality Canadian company. The cannabis resin we get from HollyWeed will be used for our current offering of oils and softgels, as well as our future advanced manufacturing products," said Bruce Linton, Chairman and co-CEO of Canopy Growth. "Ensuring we continue to offer the highest quality cannabis oil and resin will be essential for our entry into the edibles market and supports our overall goal of making a wide variety of high-quality products available to our customers."

"We are very excited to provide extraction services to Canopy Growth, a global leader in cannabis production," remarked Renee Gagnon, CEO of HollyWeed North Cannabis Inc. "We are incredibly proud that the quality of our proprietary extraction process caught the eye of an industry leader like Canopy Growth and will amplify their own world-leading extraction abilities. This is definitely a new and exciting chapter for HollyWeed."

HollyWeed and Canopy Growth expect the first shipment of product for extraction will occur in fall 2019 and anticipate being able to leverage the resin shortly thereafter.

Here's to Future (West Coast) Growth.

About HollyWeed North Cannabis Inc. 87
HollyWeed North is a private Canadian company incorporated in British Columbia, established in 2016, with operating subsidiaries specializing in the growth, manufacturing, licensing and production of cannabis and other pharma grade products. HollyWeed North's subsidiaries include HollyWeed Manufacturing and Extracts Inc., a Standard Processing licensed company incorporated in British Columbia specializing in cannabis extraction and product manufacturing; HollyWeed Grow Inc., a late stage federal ACMPR applicant, also a private company incorporated in British Columbia specializing in the growth of medical cannabis and cannabis products; HollyWeed Retail Inc., a retail strategies provider and supply chain management company incorporated in British Columbia; HollyWeed Bakery Inc., a developer and manufacturer of unique cannabis baked goods and edibles incorporated in British Columbia; and TerraCube International Inc., a manufacturer and developer of proprietary scalable, sanitary grow facilities incorporated in British Columbia. HollyWeed North is currently restructuring its capital such that, upon execution of the Definitive Agreement, all the subsidiaries will be wholly-owned by HollyWeed North.

About Canopy Growth Corporation
Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. Canopy Growth offers medically approved vaporizers through the Company's subsidiary, Storz & Bickel GMbH & Co. KG. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. The Company has operations in over a dozen countries across five continents.

The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and through its wholly owned subsidiary, Canopy Health Innovations ("Canopy Health"), has devoted millions of dollars toward cutting edge, commercializable research and IP development. Canopy Growth works with the Beckley Foundation and has launched Beckley Canopy Therapeutics to research and develop clinically validated cannabis-based medicines, with a strong focus on intellectual property protection. Canopy Growth acquired assets of leading hemp research company, ebbu, Inc. ("ebbu"). Intellectual Property ("IP") and R&D advancements achieved by ebbu's team apply directly to Canopy Growth's hemp and THC-rich cannabis genetic breeding program and its cannabis-infused beverage capabilities. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector.

From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, Battelle, the world's largest nonprofit research and development organization, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten licensed cannabis production sites with over 4.3 million square feet of production capacity, including over 500,000 square feet of GMP certified production space. The Company operates Tweed retail stores in Newfoundland and Manitoba and has entered into supply agreements with every Canadian province and territory. For more information visit www.canopygrowth.com.

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include "HollyWeed and Canopy Growth expect the first shipment of product for extraction will occur in fall 2019 and anticipate being able to leverage the resin shortly thereafter". Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including future products, and such risks contained in the Company's annual information form dated June 27, 2018 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

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SOURCE Canopy Growth Corporation

View original content: http://www.newswire.ca/en/releases/archive/March2019/20/c6752.html

%CIK: 0001737927

For further information: Media Relations, Caitlin O'Hara, Caitlin.Ohara@canopygrowth.com, 613-291-3239; Investor Relations, Tyler Burns, Tyler.Burns@canopygrowth.com, 855-558-9333 ext. 122; Hollyweed Contact: Leslie Gerard, Chief Marketing Officer, leslie@hollyweednorth.com, 310-897-1955

CO: Canopy Growth Corporation

CNW 07:00e 20-MAR-19